SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. n.º 06.164.253/0001-87

N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 26, 2012

Date, Time and Place: March 26, 2012, at 11:00 a.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 15 – Meeting Room of the Board of Directors of GOL Linhas Aéreas Inteligentes S.A. (“Company”), Jardim Aeroporto, São Paulo - SP. Attendance:  all the members of the Board of Directors. Presiding Board:  Chairman: Mr. Constantino de Oliveira Júnior; Secretary: Henrique Constantino. Calling:  Waived, due to the attendance of all of the members of the Board of Directors. Agenda: To adopt resolutions on the following matters: (a) to approve the Financial Statements of the Company, the Management Report and the opinion issued by the Independent Auditors (Deloitte Touche Tohmatsu Auditores Independentes - “Deloitte”), for fiscal year 2011 (“Financial Statements”), to be submitted to the next General Shareholders’ Meeting of the Company; (b) to approve the Management’s proposal for allocation of the result for fiscal year 2011; and (c)  to split the Financial and Risk Policy Committee into two (2) committees, approve their respective bylaws and elect their members. Resolutions:  After the necessary explanations were provided and after detailed review of the documents referring to the matters indicated in the agenda, the following issues were approved by unanimous decision: (a) the Financial Statements of the Company, including the Management Report and the Independent Auditors’ opinion, for fiscal year 2011, which shall be submitted to the next General Shareholders’ Meeting, recommending to the shareholders its approval. One copy of the referred Financial Statements, duly approved and initialed by the Presiding Board of the meeting, shall be filed with the head-office of the Company and published within the term required in the law; (b)  approval of the management’s proposal about the allocation of the result, the Company having recorded a loss in fiscal year 2011, for which reason no dividends shall be distributed to the shareholders; and (c) splitting the Financial and Risk Policy Committee into two (2) different committees, namely: (i) Financial Policies Committee and (ii) Risk Committee. Consequently, the Financial and Risk Policy Committee is hereby terminated. The Board of Directors approved the respective bylaws providing for the duties assigned to each of the above mentioned Committees, as per “Annex 1” (Bylaws of the Financial Policies Committee) and “Annex 2” (Bylaws of the Risk Committee), as attached to these minutes.  Due to the termination of the Financial and Risk Policy Committee, and to the creation of two different committees, the Board of Directors now elect the following members to the Financial Policies Committee: Messrs. (a) Henrique Constantino, Brazilian, divorced, business manager, bearer of Identity Card RG nº 1.022.856 SEP/DF, enrolled with the C.P.F. under nº 443.609.911-34; (b) Constantino de Oliveira Júnior, Brazilian, married, business manager, bearer of Identity Card R.G. nº 929.100 SEP/DF, enrolled with the C.P.F. sob nº 417.942.901-25;  (c) Richard Freeman Lark Jr., naturalized Brazilian, single, business manager, bearer of Identity Card RG nº 50.440.294-8-SSP/SP and enrolled with the C.P.F. under nº. 214.996.428-7; (d) Luiz Kaufmann, Brazilian, engineer, married, bearer of Identity Card RG nº 7.162.266-SSP/SP and enrolled with the C.P.F. under nº. 362.006.990-72; and (e) Leonardo Porciúncula Gomes Pereira, Brazilian, married, business manager, bearer of Identity Card RG nº 04.041.096-1 and enrolled with the CPF/MF under nº 606.399.897-72, and elected the same members, that is, Messrs. Henrique Constantino, Constantino de Oliveira Júnior, Richard Freeman Lark Jr., Luiz Kaufmann and Leonardo Porciúncula Gomes Pereira, to the Risk Committee. The persons now elected shall remain in their respective offices for one (1) year, counted from the date hereof.  Adjournment of the Meeting and Drawing-up of the Minutes: After the floor was offered to whoever might wish to use it, and since nobody did so, the meeting was adjourned for the necessary time for these minutes to be drawn-up, and upon the reopening of the meeting these minutes were read, checked and signed by the attendees. I hereby certify that this is a faithful copy of the original minutes that were drawn-up in the proper book.

São Paulo, March 26, 2012.

____________________________                     ___________________________

Constantino de Oliveira Jr.                               Henrique Constantino

Chairman                                                      Secretary

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ANNEX 1

BYLAWS OF THE FINANCIAL POLICIES COMMITTEE

Article 1 - The Financial Policies Committee (“Committee”) is a support body to the Board of Directors and has the following duties and responsibilities:

(a)   Reviewing and adopting actions for protection of cash flow, balance sheet, profits and losses against volatility in fuel prices, exchange rates, domestic and international interest rates of the Company;

(b)   Assessing periodically the effectiveness of all the actions contemplated in item (a) and recommending changes, as necessary;

(c)    Preparing and approving the corporate finance policies of the Company, as well as following-up and reviewing the effectiveness and implementation thereof;

(d)   Reviewing, from time to time, the investment plan and the financial plan of the Company, as well as recommending the necessary transactions to the Board of Directors;

(e)   Reviewing, from time to time, the impact of the investment plan and of the financing plan on the capital structure of the Company and the consequences thereof on the income of the Company, as well as recommending the necessary changes to the Board of Directors;and

(f)    Setting out parameters with a view to keeping the desired capital structure and liquidity, besides monitoring the application thereof and approving the policies to be adopted in the subsequent quarter.

Article 2 - The Financial Policies Committee shall be composed by five (5) members, elected by the Board of Directors, namely: the Chief Executive Officer, three (03) Directors and one (1) Financial Vice-President (CFO), for terms of office of one (1) year, reelection being permitted.

Sole Paragraph – Notwithstanding the above paragraph, the Board of Directors may, at its own criteria, call the President of the Board of Directors and/or specialists to participate in the ordinary and/or extraordinary meetings of the Committee, as ad hoc members, with no voting rights.

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Article 3 - The Committee shall have, among its members, one Secretary selected in common agreement by the other members at the first meeting of the Committee, who shall perform his duties for a term of one (1) year.

Paragraph One — In the absence of the Secretary, he will be replaced by any of the other members of the Committee. A Chair of the meetings will be appointed at each meeting among the members of the Committee.

Paragraph Two — In case of vacancy in the office of Secretary, a new Secretary will be elected, who will perform his duties until the end of the term of office of the Secretary who was replaced.

Article 4 - The Financial Policies Committee shall hold regular meetings at each quarter, and special meetings whenever they are called by the Secretary, on his own initiative or upon request from any of the other members of the Committee.

Article 5 - A quorum of at least two (2) members will be required for the Financial Policies Committee to validly make resolutions, which shall be adopted by majority vote.

Sole Paragraph - In the absence of a minimum quorum, as set forth in the head paragraph hereof, the Secretary shall call a new meeting, which shall be held as urgently as may be required in regard of the matter to be discussed.

Article 6 - The meetings of the Financial Policies Committee shall be called by any written means (fax, letter and/or e-mail).

Article 7 - Decisions by the Financial Policies Committee shall be made by majority of votes, and a dissenting member will be entitled to have his vote recorded in the Minutes of the respective meeting.

Article 8 - Minutes shall be drawn-up in a proper book for all the meetings of the Financial Policies Committee, which minutes shall be signed by all the attendees.

Article 9 - At the first meeting after the organization of the Financial Policies Committee, the Committee shall approve an annual schedule of activities.

Article 10 - In the course of the meetings, any acting member of the Financial Policies Committee shall be entitled to individually request and review books and other corporate records, being authorized to make notes and remarks, which shall be discussed and resolved at the respective meetings, provided that such books and records refer to matters within the scope of responsibility of the Committee, under the terms of Article 1 above.

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Sole Paragraph - Reviewing the above referred records shall not be permitted except at the Company’s head-office and upon prior request.

Article 11 - Requests of information and/or explanations concerning the corporate business by any permanent member of the Financial Policies Committee shall be submitted to the managing bodies of the Company, in a written request signed by the Secretary of the Financial Policies Committee.

Article 12 - It shall be incumbent upon the Secretary to: (a) arrange for the calling of the members of the Committee to the meetings, at least five (5) business days in advance; and (b) request to the Company’s management such information and/or explanations as may be deemed necessary under the terms of Article 10 above.

Sole Paragraph - The Secretary will be allowed to request the Board of Executive Officers to make a staff available for providing support to the meetings of the Financial Policies Committee.

Article 13 - The attendance of members of the Financial  Policies Committee to General Meetings or to Meetings of the Board of Directors, in order to answer to requests of information eventually made by the shareholders or directors may be requested by the Board of Directors, in writing, at least five (5) days in advance.

Article 14 - The Financial Policies Committee may prepare Policies regulating matters within their scope of responsibility, under the terms of Article 1 above, in addition to the corporate finance Policies themselves, and such Policies may be changed from time to time by the Financial Policies Committee itself, provided that such changes are made by unanimous decision of the Committee members, without prejudice to the provisions in Article 7 above.

Article 15 - Matters not expressly provided for herein shall be decided by the Board of Directors.

[Gol Linhas Aéreas Inteligentes S.A. Approved in the meeting of the Board of Directors held on March26, 2012]

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ANNEX 2

BYLAWS OF THE RISK COMMITTEE

Article 1 - The Risk Committee (“Committee”) is a body that supports the Board of Directors and has the following functions and responsibilities:

(a)         Reviewing  and approve the risk policies of the company, as well as to monitor and analyze their implementation in the company;

(b)         Reviewing, from time to time, the impacts on assets, specifically regarding exposure in U.S. dollars, fuel and domestic and international interest rates, as well as recommending the operations necessary to the Board of Directors;

(c)          Reviewing, from time to time, the revenues and expenses of the company, focusing on the impact caused in the income of the Company, and recommending the actions necessary to the Board of Directors; and

(d)         Preparing, approving and evaluating the risk policies used by the company in the short and long term, and approve the policies to be used and to monitor the policies thereof.

Article 2 - The Risk Committee shall be comprised by up to 5 (five) members, elected by the Board of Directors, Directors or not, for terms-of-office of 1 (one) year, reelection being permitted.

Sole paragraph – The Board of Directors may, at its own criteria, call specialists to participate in the ordinary and/or extraordinary meetings of the Committee, without voting rights.

Article 3 - The Risk  Committee shall have, among its members,  one  Secretary, selected in common agreement by the other members at the first meeting of the Committee , who shall perform his/her duties for a term of office of 1 (one) year.

Paragraph One – In case of absence of the Secretary, he/she shall be replaced by any of the other members of the Committee. A President will be designated among the members of the Committee at each meeting.

 Paragraph Two– In case of vacancy of the position of Secretary, a new Secretary shall be appointed, whose functions will be exerted until the end of the term-of-office of the replaced Secretary.

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Article 4 - The Risk Committee shall meet, ordinarily, monthly , and extraordinarily whenever called by the Secretary, by his own initiative or upon request of any of the other members of the Committee.

Article 5 - A minimum quorum of 2 (two) members is necessary for the Risk Committee to validly make resolutions, which shall be adopted by majority vote.

Sole Paragraph – If the quorum mentioned in the caput  of this article is not reached, the Secretary shall call another meeting, which shall take place according to the urgency required by the matter to be discussed.

Article 6 – The meetings of the Risk Committee shall be called by any written mean (fax, letter and/or e-mails).

Article 7 – The resolutions of the Risk Committee shall be taken a majority of votes, and the Director with a dissenting opinion may document his vote in the minutes of the respective meeting.

Article 8 - Minutes of all meetings of the Risk Committee shall contain the signature of all members present.

Article 9 - In the first meeting of the Risk Committee after its constitution, the Committee shall approve an annual activities schedule.

Article 10 - Throughout the meetings, any member of the Risk Committee in exercise, may request and examine, individually, books and other corporate documents, being allowed to take notes and make observations, which shall be discussed and deliberated in the respective meetings, provided that such books and documents are related to the matters relevant to the Committee, according to the provisions of Article 1 above.

Sole Paragraph - Examination of the documents will only be allowed in the company’s headquarters and upon prior request.

Article 11 - Requests for information and/or clarification regarding businesses activities of any active member of the Risk Committee shall be presented to the administrative bodies of the company by means of a request signed by the Secretary of the Risk  Committee.

Article 12 - The Secretary is responsible for:

(a) calling members of the Committee to all meetings, within prior notice of 5 (five) business days; and

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(b) requesting the information and/or clarification deemed necessary according to the terms described in Article 10 above to the administration of the company.

Sole Paragraph – The Secretary may request that the Board of Officers provide personnel to give support and assistance to the meetings of the Risk Committee.

Article 13 – The Board of Directors may request, in writing and within 5 (five) days prior notice, the presence of members of the Risk  Committee in Shareholders’ Meetings and Board of Directors Meetings to respond to information requests occasionally presented by the shareholders and Directors.

Article 14 – The Risk Committee may define policies on the matters under its responsibility and about the risk policies themselves, according to the terms of Article 1 above. Such policies may be amended from time to time by the Risk  Committee, provided by unanimous vote of its members, with due regard to the provisions of Article 7 above.

Article 15 - The responsibilities of the Risk Committee shall be exerted not only over the company itself, but also over other companies under its control.

Article 16 – Circumstances not set forth in this Charter shall be decided by the Board of Directors.

[Gol Linhas Aéreas Inteligentes S.A. Approved in the meeting of the Board of Directors held on March26, 2012]

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.